UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-31965

Taseko Mines Limited
(Translation of registrant's name into English)

12th Floor - 1040 West Georgia St., Vancouver, BC, V6E 4H1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Press Release dated June 24, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taseko Mines Limited
(Registrant)

Date: June 24, 2026	/s/ Stuart McDonald
Stuart McDonald
President